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                     UNITED STATES                    SEC FILE NUMBER
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549                  001-12085

                      FORM 12b-25

              NOTIFICATION OF LATE FILING
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                                                        CUSIP NUMBER

                                                         637277104
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(Check one):  _X__ Form 10-K  ___ Form 20-F  ___ Form 11-K  __
                Form 10-QSB ___ Form N-SAR  ___ Form N-CSR

                   For Period Ended:  December 31, 2005
                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________

     Read Instruction (on back page) Before Preparing Form. Please Print or
                                     Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________

PART I -- REGISTRANT INFORMATION

                          National R.V. Holdings, Inc.
                   __________________________________________
                            Full Name of Registrant

               __________________________________________________
                           Former Name if Applicable

                              3411 N. Perris Blvd.
               __________________________________________________
           Address of Principal Executive Office (Street and Number)

                            Perris, California 92571
                 ______________________________________________
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report,  semi-annual  report,  transition report on
_x_ Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As of the date of this filing, the Company is in the latter stages of finalizing its 2005 financial statements for inclusion in its Form 10-K and of completing its assessment of its internal controls over financial reporting, which is also required for the Form 10-K. As disclosed in the Company's press release dated March 7, 2006 and furnished pursuant to its Form 8-K dated March 7, 2006, while undergoing this process, the Company determined that its Country Coach division amortized certain leasehold improvements over a period in excess of the lease term for the related lease. The correction of this error will require a restatement of prior periods. The use of the incorrect useful life on these leasehold improvements caused a cumulative understatement of leasehold improvement amortization expense of $0.41 million at December 31, 2004. As a result of this restatement, the restated cost of goods sold, selling and general and administrative combined annual expense will be increased by $0.07 million in 2004, $0.05 million in 2003, and $0.04 million in 2002. Additionally, stockholders' equity at January 1, 2002 will be reduced by $0.14 million as a result of this restatement.

In connection with its review of the Company's 2005 financial information and assessing its internal controls over financial reporting, the Company concluded that there was a material weakness in its internal control over financial reporting at the Company's Country Coach division relating in part to the restatement discussed above. The Company will report this material weakness in its Form 10-K, as of December 31, 2005. This material weakness will be reported substantially as follows:

          Insufficient personnel resources, supervision and training within its accounting function - The Company did not maintain effective controls over the financial reporting process at its Country Coach division and the related corporate oversight because of insufficient personnel resources, supervision and training within the accounting function. This material weakness resulted in the restatement of the consolidated financial statements to correct an error related to the amortization of leasehold improvements. In addition, this material weakness resulted in audit adjustments to the 2005 annual consolidated financial statements affecting inventory, accounts payable, accrued liabilities, accumulated depreciation and amortization, and the related income statement accounts, primarily cost of goods sold, selling, and general and administrative. Additionally, this control deficiency could result in misstatements in the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Management's report on internal controls over financial reporting as of December 31, 2004, was included in the Company's 2004 Form 10-K. In the report, management concluded that there were six material weaknesses as follows:

     1. Insufficient personnel resources and technical expertise within its accounting function.

     2.   Revenue recognition.

     3.   Accounting for sales incentives.

     4.   Accounting for income taxes.

     5.   Physical inventory process.

     6.   Unrestricted access to programs and data.

In response, the Company undertook several remedial actions in 2005, including the reorganization of its accounting personnel and increasing technical expertise within the accounting function, discontinuing deferred payment arrangements, increasing training of all personnel involved in the physical inventory process, the correction of access rights of information technology personnel and users with accounting and reporting responsibilities, and the implementation of additional control procedures. As a result of the effects of these remedial actions, management has determined that material weaknesses 2 through 6 listed above have been fully remediated and no longer represent material weaknesses. The Company has also concluded that material weakness 1 - Insufficient personnel resources and technical expertise within its accounting function - has not been fully remediated, as a result of the control deficiencies discovered during the 2005 year-end audit at the Country Coach division discussed above.


Because of this continuing material weakness, the Company will not be able to conclude in the upcoming 10-K filing that the Company's internal control over financial reporting was effective as of December 31, 2005 and the Company expects that its independent auditors will issue an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Since management has not completed its final evaluation and testing of internal control over financial reporting or completed its financial statements, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses, or additional adjustments recorded that result in changes to the financial results disclosed in Part IV. Based on the amount of work remaining to be completed, the Company could not complete such assessment or complete its financial statements within the 75 day period specified for filing its Form 10-K for the year ended December 31, 2005. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its final assessment on internal control and its financial statements. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended December 31, 2005 prior to the reporting deadline provided by such extension.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas J. Martini               951                     943-6007
        (Name)              (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes _X__ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X__ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company's press release dated March 7, 2006 and furnished pursuant to its Form 8-K dated March 7, 2006, net sales grew to $106.5 million in the fourth quarter of 2005, up 5% from $101.9 million in the fourth quarter of 2004. For the year ended December 31, 2005, net sales increased 6%, to $463.6 million, up from $436.8 million in 2004. The Company reported a net loss of $7.0 million for the fourth quarter of 2005 and $19.8 million for the 2005 fiscal year, compared to a net loss of $12.7 million for the fourth quarter of 2004 and $9.5 million for the 2004 fiscal year. These figures correspond to a net loss of $0.68 per diluted share for the fourth quarter of 2005 and $1.92 per diluted share for the year, compared to a net loss of $1.24 per diluted share for the fourth quarter of 2004 and $0.93 per diluted share for the 2004 fiscal year. During the fourth quarter of 2004 the Company established a full valuation allowance of $11.2 million against its deferred tax asset and recorded the corresponding non-cash charge in its December 31, 2004 fourth quarter and fiscal year financial results. As a result of the full tax valuation allowance established in 2004, the 2005 fourth quarter and full fiscal year results do not include an income tax benefit.

The gross profit margin for the quarter ended December 31, 2005 was 1.9% compared to 6.3% for the same period last year. For the year ended December 31, 2005, the gross profit margin was 2.6% compared to 7.1% for the year ended December 31, 2004. The lower gross margins in 2005 were caused by higher sales incentives resulting from a weakening Class A market, increased spending on engineering and product development, higher material handling costs, higher mid-year manufacturing costs as the Company's work-in-process inventories increased, multiple weeks of shutdowns, and finally, higher warranty costs driven by higher rates and costs of settlement of claims on older highline coaches than experienced by the Company in the past.

Operating expenses for the fourth quarter of 2005 declined 3% to $8.3 million, or 7.8% of net sales, compared to $8.6 million, or 8.4% of net sales, for the fourth quarter of 2004. For the year, operating expenses were $30.1 million, or 6.5% of net sales, which compares to $25.9 million, or 5.9% of net sales, for the prior year, an increase of 16%. Contributing to the higher operating costs in 2005 were higher selling and marketing expenses, including new marketing programs.

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including the Company's expected results of operations for the fiscal year ended December 31, 2005 and that the Company will file its Form 10-K prior to the reporting deadline as extended by this filing. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company's financial statements and assessment of its internal control over financial reporting. The Company's actual performance and results may differ materially from that projected or suggested herein due to certain risks and uncertainties including, without limitation, the ability to complete its evaluation and testing of internal control over financial reporting or complete its financial statements in time, the cyclical nature of the recreational vehicle industry; seasonality and potential fluctuations in the Company's operating results; any material weaknesses in the Company's internal control over financial reporting or any failure to implement required new or improved controls; the Company's dependence on chassis suppliers; potential liabilities under dealer/lender repurchase agreements; competition; government regulation; warranty claims; product liability; and dependence on certain dealers and concentration of dealers in certain regions. Certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested are set forth in the Company's filings with the SEC and the Company's public announcements, copies of which are available from the SEC or from the Company upon request.





                          National R.V. Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 15, 2006          By:  /s/ THOMAS J. MARTINI
                                Thomas J. Martini
                                  Chief Financial Officer